14001 Dallas Parkway, Suite 1200 Dallas, Texas, 75240, USA PH 1-972-934-6774 FX 1-972-934-6718 WEB: www.continentalenergy.com EMAIL: mail@continentalenergy.com

I N F O R M A T I O N     C I R C U L A R

At the Record Date: December 7, 2005

SHAREHOLDERS OF RECORD AT THE RECORD DATE ARE ENTITLED TO VOTE AT THE ANNUAL GENERAL AND SPECIAL MEETING. ALL INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR IS CURRENT AS OF THE RECORD DATE EXCEPT AS OTHERWISE INDICATED HEREIN.

This information circular is furnished in connection with the solicitation of proxies by the management of CONTINENTAL ENERGY CORPORATION (the "Company") for use at the Annual General and Special Meeting (the "AGM") of the Company to be held on Wednesday, January 25, 2006 at the offices of the Company’s registrar and transfer agent Computershare Trust Company of Canada, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada, at 10:00 A.M. local time and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company. Holders of the Company's common shares of record at the close of business on December 7, 2005 will be entitled to receive this information circular and notice of the AGM and vote at the AGM.

REVOCABILITY OF PROXY

The persons named as proxy holders in the enclosed form of proxy are directors or officers of the Company. Any member returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or by his attorney authorized in writing or, if the member is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Company, at any time up to and including the last business day preceding the day of the AGM, or any adjournment thereof, or with the chairman of the AGM on the day of the AGM.

VOTING OF PROXIES

A MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY. TO EXERCISE THIS RIGHT, THE MEMBER MAY INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKE OUT THE OTHER NAMES OR MAY SUBMIT ANOTHER PROXY. THE SHARES REPRESENTED BY PROXIES IN FAVOR OF MANAGEMENT WILL BE VOTED ON ANY BALLOT (SUBJECT TO ANY RESTRICTIONS THEY MAY CONTAIN) IN FAVOR OF THE MATTERS DESCRIBED IN THE PROXY. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON NAMES THEREIN AS PROXY HOLDER WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THIS MEETING. AT THE DATE OF THIS INFORMATION CIRCULAR, MANAGEMENT OF THE COMPANY KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., 510 Burrard Street, Vancouver, B.C. V6C-3B9, not later than forty-eight hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

THE COMPANY

Continental Energy Corporation (the "Company") was incorporated under the laws of the province of British Columbia on May 29, 1984 under the name "Intl. Focus Res. Inc.". On January 3, 1996 the Company changed its name from "Intl. Focus Res. Inc." to "Continental Copper Corporation". On October 23, 1997 the name of the Company was changed to Continental Energy Corporation. The address of the registered office of the Company and its address for service in Canada is located at the offices of the Company's general counsel, Sliman Stander LLP, Suite 105, 6395 – 198th Street, Langley, British Columbia, V2Y 2E3, Canada. The Company is an oil and gas exploration enterprise focusing its efforts on high potential reward exploration properties in Indonesia. As of the date of this Information Circular the Company's oil and gas properties are not producing any revenues. All of the Company’s properties are in the exploration or pre-development stage and no proven oil and gas reserves are attributed to them.

SHARE TRADING MARKETS

The Company is a reporting issuer in British Columbia subject to the rules and regulation of the British Columbia Securities Commission (the "Commission"). The Company's Common Shares are quoted on the National Association of Securities Dealers (NASD) over-the-counter bulletin board (OTCBB) in the USA under the symbol "CPPXF" since 24 March 1998. The Company is a full reporting Company as defined by the US Securities and Exchange Commission (the "SEC"). The Company files annually with the SEC a "Form-20F" as a foreign corporation instead of the equivalent annual “Form-10K” required of domestic USA companies.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue six hundred million (600,000,000) shares divided into 500,000,000 common shares without par value (the "Common Shares") and 100,000,000 preferred shares without par value. Of the 500,000,000 authorized Common Shares, 56,427,936 are issued and outstanding as of the date of this circular. No preferred shares are issued. The Board is authorized by the shareholders to create special classes of preferred shares in certain circumstances but no special class of preferred shares has yet been created. The holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on December 7, 2005 will be entitled to receive notice of and vote at the AGM. Particulars of the securities and voting Common Shares of the Company issued as of the record date are shown in the table below.

Authorized Capital		Issued and Outstanding Securities
Type of Security	Number of Shares	Last Audited Year End July 31, 2005	Last Unaudited Quarter End October 31, 2005	At The Record Date December 7, 2005
Common Shares	500,000,000	56,427,936	56,427,936	56,427,936
Preferred Shares	100,000,000	-0-	-0-	-0-

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except two companies operating as a nominee securities depositories for brokerage companies, the Canadian Depository for Securities, Inc. (“CDS”) and an American depository, CEDE. At the Record Date CDS appears as the registered holder of 34,167,838 shares of the Company representing 60.55% of the Company’s issued and outstanding shares as at the record date. At the Record Date CEDE appears as the registered holder of 9,488,193 shares of the Company representing 16.81% of the Company’s issued and outstanding shares. The Company is not aware of the identities of beneficial owners of the shares held by nominee depositories CDS or CEDE.

DIRECTORS, INSIDERS AND THEIR COMPENSATION

The directors of the Company are elected at each AGM and hold office until the next AGM. In the event or resignation of a sitting director, the board of directors may act to appoint a replacement director until the next AGM. The Company is authorized to have up to five directors.

DIRECTOR COMMITTEES

The Company does not have an executive committee. The Company is required to have, and does have, an audit committee consisting of a majority of non-executive directors. The Company also has a compensation committee consisting of a majority of non-executive directors which recommends compensation for key employees and senior management. Members of the audit committee and the compensation committee are identified in the table below.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year, except for the estate of former director Mr. Gary R. Schell which owes the Company an amount of US$ 138,178 which the Company expects to be paid in full during 2006.

COMPENSATION OF DIRECTORS

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors of the Company, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular except for those arrangements providing compensation to directors also serving as “Named Executive Officers” as disclosed and described in the table in the section below entitled “Compensation of Named Executive Officers”.

PROPOSED CANDIDATES FOR ELECTION AS DIRECTORS AT THE AGM

The management of the Company proposes to nominate each of the following four (4) persons for election as a director. Each of the nominees are currently serving directors as of the date of this Information Circular and are therefore nominees for re-election as directors. Each of the nominees has indicated his willingness to continue service if re-elected. Nominations of additional directors may be made at the AGM, however, the names of such nominees are not known by management as of the date of this Information Circular.

AGM January 2006 Information Circular

Information furnished by the nominees for director at the AGM and represented to be accurate as of the Record Date or the date indicated is summarized in the following table.

Name, Municipality of Residence and Position	Principal occupation and if not a previously elected director, occupation during the past 5 years	Previous Service as a Director Since	Number of Common Shares beneficially owned or directly or indirectly, controlled [3]
Richard L. McAdoo[1] Jakarta, Indonesia. President and Director	Certified Petroleum Geologist.	January-1999	4,929,158 shares 1,081,176 options 990,000 warrants
James D. Eger [2] Dallas, Texas, USA Secretary and Director	Petroleum Geologist, Stock Broker.	October-2004	360,000 shares 1,660,000 options No warrants
Paul L. Hayes Jr. [1,2] Stratton Mountain, VT, USA Non-Executive Director	Independent petroleum management consultant.	May-2003	No shares 500,000 options No warrants
David T.W Yu [1,2] Hong Kong, China Non-Executive Director	Independent Businessman	April-2005	3,333,334 shares 500,000 options 3,333,334 warrants

Notes:

1 Member of the audit committee.    2 Member of the compensation committee.

3 Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at November 24, 2005, based upon information furnished to the Company by individual directors. Unless otherwise indicated below, such shares are held directly.

RESUME OF COMPANY'S CANDIDATES PROPOSED FOR RE-ELECTION AS DIRECTORS

The expertise and relevant educational background of the nominees for director are as follows:

•

Richard L. McAdoo holds a Bachelors degree in Geology and Masters degrees in Geophysics from Texas Tech University; and a Masters degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 24 years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, FSU and Asia.

•

James D. Eger holds a Bachelors degree in Earth Science from Antioch College, and three Masters degrees -- in Geology, Marine Affairs, and Business Administration -- from the University of Florida, University of Rhode Island, and Boston University, respectively. His career spans more than 25 years, with more than 13 years in international oil exploration, and 12 years in the securities and investments industry. Initially, he served as an exploration geologist with Phillips Petroleum Company, from 1978 to 1982, in Bartlesville, Oklahoma, as well as Singapore and London. His overseas assignments included working in the North Sea, North Africa and Indonesia. In 1982, he joined Jackson Exploration, serving as the company's General Manager and Chief Geologist in Jakarta, and later in Dallas where he was responsible for overseeing that company's new ventures activities. In 1987, he joined Dean Witter Reynolds Inc., stationed both in New York and Dallas, where he specialized in energy futures, international equities, and options and currency trading. In 1992 he was named Vice President of Finance for Tracer Petroleum in Vancouver, where he was responsible for financing activities and management of the company's cash assets. In 1994 he joined Southwest Securities Inc. in Dallas, where he specialized in oil and gas and international equities. From 1998 to 2000 he was President of Dimensions West Energy, Inc. and in 2000 rejoined Southwest Securities in Dallas until leaving in 2004 to join the company.

•

Paul L. Hayes, Jr.'s experience includes over twenty years in each of the securities and energy industries.  After graduating in Petroleum Engineering from the University of Oklahoma, he was employed by Exxon in Venezuela.  After four years, he returned to the United States to get his MBA from Harvard University after which he worked for Mobil Oil and Amoco in Argentina and New York City.  When the Board of Amoco moved the International division back to Chicago, he left and became an oil analyst for William D. Witter, Inc.  He was with Witter for four years and then started his own NASD firm, Hayes Brothers Securities, Inc. in Greenwich CT.  After four years, he sold his office to Fahnestock & Co. and became head of research and later worked as an oil analyst for Oppenheimer & Co. and for Yorkton Securities in Toronto.

•

David T.W. Yu, a resident of Hong Kong, is an experienced independent financial professional with thirty years experience in the securities, commodities, bullion, and foreign exchange trading business in Hong Kong. He has been employed by Rothschild & Sons, Shearson American Express, and Citibank. Recently Mr. Yu has led negotiations that led to long term intergovernmental oil supply agreements between the Chinese government and oil producing nations in Africa in exchange for Chinese government backed investment in economic development, trade and infrastructure projects. He is currently working on similar deals in South America and in West Africa.

AGM January 2006 Information Circular

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table (presented in accordance with the rules (the “Rules”) made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and/or to its majority owned subsidiaries for the three most recently completed financial years in respect of each of the individuals who were, as at July 31, 2005 the Chief Executive Officer and the other most highly compensated executive officers and consultants of the Company (collectively "the Named Executive Officers" or “NEOs”) whose individual total compensation for the most recently completed financial year exceeds CDN$100,000 (US$ 65,000) including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year:

Summary Compensation Table
	Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary[1] ($)	Bonus[1] ($)	Other Annual Compensation[2] ($)	Securities Under Option Granted	Restricted Shares or Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Richard L. McAdoo Director & President-CEO	July 31/05	Nil	Nil	US$150,0002a	1,000,000	Nil	Nil	Nil
	July 31/04	Nil	Nil	US$150,0002a	Nil	Nil	Nil	Nil
	July 31/03	Nil	Nil	US$115,0002a	Nil	Nil	Nil	US$ 2,500
James D. Eger Director, VP-CFO, & Secretary	July 31/05	Nil	Nil	US$90,000	1,000,000	Nil	Nil	Nil
	July 31/04	Nil	Nil	US$30,000	1,000,000	Nil	Nil	Nil
	July 31/03	n/a	n/a	n/a	n/a	n/a	n/a	n/a
James C. Haebig Former Chief Geophysicist Of Subsidiary	July 31/05	Nil	Nil	US$60,0002a,b	Nil	Nil	Nil	Nil
	July 31/04	Nil	Nil	US$90,0002a	Nil	Nil	Nil	Nil
	July 31/03	Nil	Nil	US$90,0002a	Nil	Nil	Nil	US$ 2,500
B. Dorpi Parlindungan Former President Of Subsidiary	July 31/05	Nil	Nil	US$120,0002e	1,000,000	Nil	Nil	Nil
	July 31/04	Nil	Nil	US$120,0002e	1,000,000	Nil	Nil	Nil
	July 31/03	Nil	Nil	US$ 10,0002e	Nil	Nil	Nil	Nil

Notes to the Summary Compensation Table:

1

Salary & Bonus  With the exception of Mr. Eger, the Company’s Named Executive Officers (“NEO’s) are not compensated directly by the Company and do not receive any salary or bonus directly from the Company. Instead, NEO’s are compensated indirectly as described in these notes below.

2

Other Annual Compensation and All Other Compensation  During the fiscal year periods indicated in the preceding Summary Compensation Table, other annual compensation and all other compensation has been paid indirectly to the NEO’s as follows(see section immediately following for details):

2a

The Company's Continental-GeoPetro (Bengara-II) Ltd. subsidiary paid the fees indicated in the above table for geological evaluation and management services provided at its Jakarta office. The Company contributes only its 60% joint venture share of these amounts and the remaining balance of the totals indicated was paid by joint venture partners.

2b

Mr. Haebig retired from Continental-GeoPetro (Bengara-II) Ltd. on 31 March 2005 and is no longer compensated for his services.

2c

The Company's GAT Bangkudulis Petroleum Company Ltd. subsidiary (“GATB”) paid the indicated sums for executive management services rendered in the Jakarta office. The Company contributes 100% of funding to GATB. The Company sold its interest in GATB on July 31, 2005 and no longer contributes any funding to GATB.

OPTION GRANTS AND EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Stock Option Plan: On November 22, 2005 the Board of Directors approved and implemented a Stock Option Plan dated November 21, 2005 as recommended by the Executive Compensation Committee which provides a policy and guidelines for issuing incentive stock options to directors, officers, employees and consultants.

Grants: During the year, the Company granted a total of 5,150,000 new incentive stock options to directors, officers, consultants and employees.  50,000 options are valid until 30 December 2006 and have an exercise price of $0.17 per share.  The remaining 5,100,000 options are valid until 30 April 2007 and have an exercise price of $0.15 per share.  That portion of new options granted to each NEO is included in the table of executive compensation above.

Amendments: During the year, the Company amended the terms of certain outstanding stock options. For 940,000 options the Company reduced the exercise price from $0.25 to $0.17 and extended the term from 30 January 2005 to 30 December 2005.  The Company further amended 740,000 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006. For 1,491,250 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 January 2005 to 30 December 2005.  The Company further amended 1,391,250 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006. For 940,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 December 2005.  The Company further amended 869,412 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006. For 900,000 options the Company extended the term from 31 December 2005 to 30 July 2006 with no change to the exercise price of $0.15. For 250,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 July 2006.

Exercises: On February 16, 2005  70,588 options were exercised at a price of US$0.17. Proceeds to the Company were US$ 12,000. On March 15, 2005  200,000 options were exercised at a price of US$0.17. Proceeds to the Company were US$ 34,000. On April 14, 2005 a total of 28,236 options were exercised at a price of $0.15. Proceeds to the Company were $4,235. On April 18, 2005 a total of 1,250,000 options were exercised at a price of $0.15. Proceeds to the Company were $187,500. On May 5, 2005 a total of 100,000 options were exercised at a price of $0.15. Proceeds to the Company were $15,000. On July 28, 2005 a total of 340,000 options were exercised at a price of $0.15. Proceeds to the Company were $51,000.

RESTRICTED SHARES AND LONG TERM INCENTIVE PLAN AWARDS TABLE (LTIP)

The Company does not have a restricted shares program or LTIP as referred to in the Summary Compensation Table above, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) to Named Executive Officers, directors or other employees.

MANAGEMENT CONTRACTS

Most management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company who are listed in the table above and are serving the Company as Named Executive Officers.

Pursuant to a direct personal services agreement dated July 31, 2002, Mr. Richard L. McAdoo acts as President and provides executive and operational management services to the Company at zero salary per month. Under the contract the Company reimburses Mr. McAdoo for personal family medical insurance, professional society memberships and out of pocket personal expenses incurred on behalf of the Company. Mr. McAdoo’s salary compensation is paid by the Company’s majority owned Indonesian joint venture operating companies and the Company is only responsible for contributing its proportional ownership share of the salary as described herein above in the section entitled “Compensation Of  Named Executive Officers By Subsidiaries.”

Pursuant to a personal services agreement dated February 1, 2004, and amended effective 1 February 2005, Mr. James D. Eger acts as Vice President and Chief Financial Officer of the Company. Following the death of Mr. Gary Schell, Mr. Eger was appointed Secretary and is also an elected Director.  Mr. Eger’s salary is US$10,000 per month. The Company reimburses Mr. Eger for personal family medical insurance, and out of pocket personal expenses incurred on behalf of the Company.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by any Named Executive Officer in the Company's most recently completed or current financial year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except for compensation paid or accrued to directors and named senior management as described above herein.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE AGM

Except as set out herein, no director or senior officer of the Company or any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the AGM.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE AGM

The members will be asked at the AGM to consider and take action including voting in accordance with the Form of Proxy attached with regard to passing ordinary and special resolutions as may be required in regard to the following issues.

VOTE ISSUE – 1 : ELECTION OF DIRECTORS

The members will be asked to elect a slate of directors for the forthcoming year to serve until the next AGM. Nominees for election as directors at this AGM as proposed by management are the individuals listed below and described in the preceding section. Management recommends a vote “For” each of its nominees. Other nominees or alternate nominees may be made from the floor at the AGM. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the management’s recommended nominees: 1) Mr. R.L. McAdoo, 2) Mr. James D. Eger, 3) Mr. Paul L. Hayes, Jr. and 4) Mr. David T.W. Yu.

VOTE ISSUE – 2 : APPOINTMENT OF AUDITOR

The members will be asked to appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Staley Okada and Partners,  Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a  remuneration to be fixed by the directors.

VOTE ISSUE – 3 : APPROVE STOCK OPTION PLAN

The members will be asked to approve and ratify a plan (the "Stock Option Plan") to establish a uniform policy to be used by the Company to grant and amend incentive stock options to directors, officers, employees and consultants of the Company. At the recommendation of the Executive Compensation Committee in a proposed Stock Option Plan dated November 21, 2002, the Board of Directors of Continental Energy Corporation have on November 22, 2005 adopted the Stock Option Plan and made it policy for issuing common share incentive stock options (the "Stock Options") described in this plan (the "Stock Option Plan") as set forth below.

a)

Stock Options granted by the Company shall be limited to options to purchase shares of the Company's common stock and shall not extend to or include options to purchase any of the Company's authorized preferred shares.

B

All Stock Options granted by the Company shall be granted, issued, administered and exercised in accordance with any and all applicable laws and securities regulations in whatever jurisdiction applicable.

c)

Stock Options are granted for the purposes of providing incentives to directors, officers, employees, and consultants whose good performance in their respective duties is desirable to the Company and its shareholders.

d)

Stock Options may only be granted, amended or revoked by the Board of Directors in ordinary resolution of its members.

e)

Stock Options are granted subject to later ratification and approval by the shareholders at any appropriate annual or special general meetings of the Company.

f)

Each Stock Option granted shall be detailed in a written "Stock Option Agreement" to be concluded by the recipient and signed by an authorized officer of the Company after a resolution by the Board of Directors granting the option. A form of Stock Option Agreement" suggested as a standard format for recording Stock Options is attached to this recommendation entitled "Schedule-B: Standard Form of Stock Option Agreement".

g)

Directors, officers, and employees of the Company are eligible to be granted Stock Options by the Company.

h)

Persons who are related parties to the Company, including any family members of directors, officers, employees, and consultants to the Company; and who are not otherwise directly employed by or directly contractually engaged by the Company are expressly prohibited from being granted Stock Options by the Company.

i)

Consultants to the Company are eligible to be granted Stock Options by the Company provided they have a written contractual agreement with the Company; and further provided that any such written agreements which provide for activities concerning investor relations, public relations, publicity, promotion, financial advice, finance finders, and deal finders shall constitute the applicable Stock Option holder to be a deemed "Investor Relations Advisor".

j)

The aggregate number of common shares which may be reserved against exercise of unexercised and outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time.

k)

The maximum number of unexercised Options which any one individual may hold at one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

l)

The maximum number of new Options granted to any one individual who is not a deemed Investor Relations Advisor during any consecutive 12-month period shall not exceed 3% of the total number of the Company's issued and outstanding common shares.

m)

The maximum number of new Options granted to any one individual who is a deemed Investor Relations Advisor during any consecutive 12-month period shall not exceed  2% of the total number of the Company's issued and outstanding common shares.

n)

The Company's Secretary shall maintain registers and records of all Stock Options activity in the permanent record books of the Company and shall promptly upon each new grant file an exempt distribution report with the BC Securities Commission together with any other applicable related filings with any securities regulatory agency.

o)

Upon grant the Company Secretary shall file a reservation order with the Company's registrar and transfer agent reserving the number of common shares under Stock Option against possible exercise against the total number of authorized but unissued and unreserved common shares of the Company.

The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be determined in accordance with the Stock Option Plan and will be and have been determined by the directors to be in compliance with applicable regulations promulgated by regulatory authorities having jurisdiction. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Stock Option Plan dated November 21, 2005 and authorized by the Board on November 22, 2005 and further authorize the Directors at their Discretion to make amendments to the Stock Options Plan as the Board may deem necessary or desirable to attract quality employees and consultants; provided such amendments are in compliance with applicable regulations promulgated by regulatory authorities having jurisdiction.

VOTE ISSUE – 4 : RATIFY AND APPROVE CHANGE OF FISCAL YEAR END

The members will be asked to confirm, ratify, and approve a change in the date of the Company's fiscal year end from 31 July to 30 June commencing in 2006. Management is proposing this change in the date of the Company's fiscal year to facilitate financial reporting more in line with the majority of corporations whose fiscal quarters and years fall on traditional calendar quarters Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for and thereby confirm, ratify and approve the change in the date of the Company's fiscal year end and to authorize the Board of Directors, the Directors and the Officers of the Company to take whatever action necessary on behalf of the Company to implement the change.

VOTE ISSUE – 5 : RATIFY AND ADOPT NEW CORPORATE ARTICLES OF INCORPORATION (BYLAWS)

The members will be asked to ratify and approve by Special Resolution an amendment to the Company's Articles and adopt a new set of Articles to modernize the Company’s articles and bring them into line with legislative changes made under the revised 2004 British Columbia Business Corporations Act. The full text of the proposed new Articles to be voted upon under this vote issue-5 are included as an attachment to this Information Circular entitled "Annex-1 Proposed New Continental Energy Corporation Articles" dated as of the December 7, 2005 Record Date of this Information Circular. These proposed new articles are hereby incorporated by this reference and thereby made a part of this vote issue-5 to the same extent as if the full text was incorporated herein. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for and thereby amend the Company's Articles and ratify and approve the new Articles and to authorize the Board of Directors and the Officers of the Company to take whatever action necessary on behalf of the Company to implement the registration of the new Articles with appropriate authorities.

VOTE ISSUE – 6 : APPROVE PETITION TO REDUCE DEFICIT

The members will be asked to confirm, ratify, and approve a petition by the Company to be made to the British Columbia Supreme Court to seek approval to reduce the paid-up capital of the Company as at the Record Date in the amount of $20,796,667, thereby reducing the Company’s accumulated deficit by a corresponding amount.  Prior to 1999, the Company's business activities focused on business sectors not oil and gas related and the Company has determined that $20,796,667 of the Company's accumulated deficit is attributable to these old activities. British Columbia law permits the reduction of this deficit and a corresponding reduction in paid-up capital by application to and order of the British Columbia Supreme Court. Management feels the reduction of the accumulated deficit and the corresponding reduction in  paid-up capital would benefit the Company and facilitate fund raising to drill the Company’s oil and gas properties.  Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for and thereby confirm, ratify and approve a petition to the court to reduce the Company’s deficit and reduce the Company’s paid-up capital by the amount of $20,796,667 and  to authorize the Board of Directors and the Officers of the Company to take whatever action necessary on behalf of the Company to seek court approval of such reduction and implement any court approved reduction on the Company's books during the fiscal year and in such actual amount as may be approved by the court.

VOTE ISSUE – 7 : APPROVE STOCK OPTIONS

The members will be asked to approve and ratify incentive stock options, and amendments to incentive stock options granted to insiders, directors, senior officers, employees or consultants of the Company which have not previously been approved by members and to authorize the directors in their discretion to grant stock options to insiders, directors, senior officers, employees or consultants and to amend stock options granted to insiders, directors, senior officers, employees or consultants, subject to all necessary regulatory approvals. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with any Company Stock Option Plan in effect and in compliance with applicable regulations promulgated by regulatory authorities having jurisdiction. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Stock Option and Amendments to Option Agreements Granted by the Board of Directors since the last AGM and authorize the Directors at their Discretion to grant future options in compliance with applicable regulations promulgated by regulatory authorities having jurisdiction.

VOTE ISSUE – 8 : RATIFY ACTS OF DIRECTORS AND OFFICERS

The members will be asked to confirm, ratify and approve all proceedings, resolutions, acts, deeds and things done, on behalf of the Company, by the Board of Directors, the Directors and the Officers of the Company during the year preceding the AGM and ending upon the date of this Notice. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the proceedings, resolutions, acts, deeds and things done by the Board of Directors, the Directors and the Officers of the Company during the year preceding the AGM and to authorize the Board of Directors, the Directors and the Officers of the Company to continue and proceed taking additional action on behalf of the Company during the ensuing year.

VOTE ISSUE – 9 : OTHER BUSINESS

Management of the Company is not aware of any other matter to come before the AGM other than as set forth in the notice of AGM. Matters may arise properly from the floor. If any other matter properly comes before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Dated This Record Date, 7 December 2005

On Behalf of the Company,

_______________________________

James D. Eger, Director & CFO

AGM January 2006 Information Circular

CONTINENTAL ENERGY CORPORATION

SUPPLEMENTAL MAILING LIST CARD

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request.  If you wish to receive such mailings, please complete and return this form to:

Electronic Data Filing Inc.

Suite 822 – 470 Granville Street

Vancouver, B.C.
V6C 1V5

I confirm that I am the registered / beneficial owner of ___________________________(Common) shares of the Corporation.

As an owner of shares of the Corporation, I request that my name and address be placed on your supplemental mailing list to receive:

☐ interim financial statements

☐ annual financial statements

NAME:

_____________________________________________

(please print clearly)

ADDRESS:

_____________________________________________

_____________________________________________

POSTAL CODE:

_____________________________________________

SIGNATURE OF

SHAREHOLDER:

____________________________________     DATE:____________

CUSIP:

210909107

AGM date January 25, 2006

AGM January 2006 Information Circular